FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ...X...       Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ......            No ...X...

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc


2. Name of director

   1.   Luquman Arnold
   2.   Stephen Hester
   3.   Yasmin Jetha
   4.   Malcolm Millington
   5.   Mark Pain


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


7. Number of shares / amount of stock acquired


8. Percentage of issued class


9. Number of shares/amount of stock disposed


10. Percentage of issued class


11. Class of security


12. Price per share


13. Date of transaction


14. Date company informed


15. Total holding following this notification


16. Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

25th March 2003


18. Period during which or date on which exercisable

24th March 2006 to 24th March 2013


19. Total amount paid (if any) for grant of the option

Nil


20. Description of shares or debentures involved: class, number

Ordinary Shares of 10p each

1.  Luquman Arnold - 542,895 Shares
2.  Stephen Hester - 557,640 Shares
3.  Yasmin Jetha - 176,943 Shares
4.  Malcolm Millington - 193,565 Shares
5.  mark Pain - 212,868 Shares


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

(pound)3.73 per share


22. Total number of shares or debentures over which options held following this notification

    1.  Luquman Arnold - 976,978 Shares
    2.  Stephen Hester - 729,385 Shares
    3.  Yasmin Jetha - 322,617 Shares
    4.  Malcolm Millington - 287,427 Shares
    5.  Mark Pain - 313,398 Shares


23. Any additional information


24. Name of contact and telephone number for queries

P J Lott - Abbey National Group Secretariat 0207 756 4333


25. Name and signature of authorised company official responsible for making this notification

P J Lott - Abbey National  Group Secretariat


Date of Notification

25th March 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ABBEY NATIONAL plc


Date: 25 March, 2003                           By  /s/ Peter Lott
                                                   --------------
                                               Abbey National Group Secretariat